[redacted]

09042771

SEC Mail Processing Section

NOV 23 2009

Washington, DC 110

D.a. 12/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8-65342

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Curtiswood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Woodmont Blvd., Suite 200
(No. and Street)

Nashville	TN	37205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Nieboer — 615-386-0231
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFTCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road	Nashville	TN	37228
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott R. Nieboer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Curtiswood Capital, LLC, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Manager

Title

CRYSTAL NORTON STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

Crystal Norton

Notary Public 8-23-2011

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Curtiswood Capital, LLC (the "Company") as of September 30, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtiswood Capital, LLC as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
November 18, 2009

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

CURTISWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

Cash	$ 22,866
Deposits with clearing broker	4,414,211
Securities owned:	
Marketable, at market value - Notes 4 and 5	13,696,849
Not readily marketable, at estimated fair value - Notes 4 and 5	127
Prepaid expenses and other assets	33,752
Furniture and equipment - at cost, less accumulated depreciation of $61,151	2,809
TOTAL ASSETS	$ 18,170,614

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payable to clearing broker, net - Note 6	$ 10,718,448
Marketable securities sold, not yet purchased, at market value - Notes 4, 5 and 10	8,723
Accounts payable and accrued expenses	143,858
TOTAL LIABILITIES	10,871,029
COMMITMENTS - Note 8	
MEMBER'S EQUITY	7,299,585
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 18,170,614

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2009

REVENUES	
Trading income	$ 4,083,236
Interest and dividend income	941,685
Commission income	6,973
TOTAL REVENUES	5,031,894
EXPENSES	
Floor brokerage, exchange, and clearance fees	270,281
Communication and data processing	148,698
Interest	119,210
Occupancy - Note 8	30,619
Other - Note 9	289,006
TOTAL EXPENSES	857,814
INCOME BEFORE PROVISION FOR INCOME TAXES	4,174,080
PROVISION FOR INCOME TAXES	74,151
NET INCOME	$ 4,099,929

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2009

BALANCE - October 1, 2008	$ 3,035,656
Member's equity contribution	214,000
Member's cash distribution	(50,000)
Net income for the year	4,099,929
BALANCE - September 30, 2009	$ 7,299,585

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2009

OPERATING ACTIVITIES	
Net income	$ 4,099,929
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	3,334
(Increase) in operating assets:	
Deposits with clearing broker	140,374
Marketable securities, at market value	(6,752,361)
Marketable securities, at estimated fair value	(116)
Prepaid expenses and other assets	(1,356)
Increase (decrease) in operating liabilities:	
Payable to clearing broker	2,587,712
Marketable securities sold, not yet purchased	(335,428)
Accounts payable and accrued expenses	35,559
Total Adjustments	(4,322,282)
NET CASH USED IN OPERATING ACTIVITIES	(222,353)
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(2,190)
NET CASH USED IN INVESTING ACTIVITIES	(2,190)
FINANCING ACTIVITIES	
Member's equity contribution	214,000
Member's cash distribution	(50,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	164,000
NET DECREASE IN CASH	(60,543)
CASH - BEGINNING OF YEAR	83,409
CASH - END OF YEAR	$ 22,866
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for interest	$ 119,210

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Curtiswood Capital, LLC (the "Company"), a Tennessee limited liability company, is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Trace Partners, LP, a Nevada limited partnership.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Accounting standards codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (the "ASC" or "Codification") is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. This statement applies beginning September 30, 2009.

Fiscal year

The Company has adopted a September 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Deposits with clearing broker

The Company clears its proprietary and customer transactions through another broker-dealer, Sterne, Agee & Leach, Inc. ("SAL") on a fully disclosed basis via a correspondent clearing agreement which expires on July 23, 2010. The Company has agreed to maintain a deposit account with SAL equal to or greater than the margin requirements on securities with a minimum balance of $250,000.

Securities transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis. In management's opinion, such accounting has no material effect on the financial statements. All of the Company's trading activities are cleared by SAL Financial Services, Inc.

Marketable securities are valued at market value, and any securities not readily marketable are valued at estimated fair value as determined by management. Marketable securities sold, not yet purchased are reported at the current market value at which the related securities could be purchased on the measurement date. See Note 4 for additional information.

Fair value measurements

Financial accounting standards relating to fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by the observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

An asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis:

Marketable securities owned and marketable securities sold, not yet purchased: Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted market prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, where available, and the securities are classified within Level 2. Securities without readily available market data are classified as Level 3. Valuation methodologies used for Level 3 assets include discounted cash flows and price/earnings ratios.

Securities not readily marketable: Securities not readily marketable are valued from unobservable inputs and classified as Level 3.

Furniture and equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 3 to 7 years.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trading income and loss

Trading income (loss) is recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and consists of realized and unrealized gains (losses).

Interest and dividend income

Interest income is recognized in the period earned. Dividend income is accrued and recognized as of the ex-dividend date.

Commission income

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all federal tax effects of the Company's income, gains and losses are passed through to its sole member, Trace Partners, LP, and the Company is only liable for state excise tax based on the portion of its taxable income that is not self-employment income as provided under applicable state law. State excise tax is provided currently based on management's estimate of the Company's effective tax rate for its fiscal reporting year.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In July 2006, the FASB issued guidance clarifying the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also covers derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of this guidance for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt these provisions in its 2010 financial statements. The provisions are to be applied to all tax positions upon initial application. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. Prior to adopting the guidance, the Company will continue to evaluate uncertain tax positions and related income tax contingencies in accordance with GAAP, which requires annual accrual for losses that are considered probable and can be reasonably estimated, or disclosure for losses that are considered reasonably possible and/or cannot be reasonably estimated.

The Company is currently evaluating the impact, if any, of the adoption of this guidance on the financial statements.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between September 30, 2009 and November 18, 2009, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash accounts at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Emergency Economic Stabilization Act of 2008 temporarily increased FDIC coverage from $100,000 to $250,000 per depositor, effective October 3, 2008 through December 31, 2009. On May 20, 2009, the Helping Families Save Their Homes Act extended the temporary increase in FDIC coverage through December 31, 2013. On October 14, 2008, the FDIC announced the "Temporary Liquidity Guarantee Program." The Company's depositor accounts qualified for this program. In considering the credit risk, the Company periodically evaluates the stability of its financial institutions. The Company has not experienced any losses in such accounts, and its management believes cash is not exposed to significant credit risk.

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker/dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation (SIPC), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $100,000 for cash that is on deposit as the result of a security transaction. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker/dealers, regional broker/dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company due to changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

NOTE 4 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of the following at September 30, 2009:

	Owned	Sold, Not Yet Purchased
Corporate stocks and warrants	$ 665,005	$ -
Corporate bonds, debentures and notes	13,031,971	8,723
	$ 13,696,976	$ 8,723
Marketable securities, at market value	$ 13,696,849	$ 8,723
Not readily marketable securities, at estimated fair value	127	-
	$ 13,696,976	$ 8,723

NOTE 5 - FAIR VALUE MEASUREMENTS

The following table sets forth the Company's major categories of assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2009:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Marketable securities	$ 665,005	$ 13,020,661	$ 11,183	$ 13,696,849
Securities not readily marketable	$ -	$ -	$ 127	$ 127
Marketable securities sold, not yet purchased	$ -	$ 8,723	$ -	$ 8,723

NOTE 5 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2009:

	Marketable Securities	Securities not Readily Marketable
Balance, beginning of year	$ 11,659	$ 11
Total gains or losses (realized and unrealized)	(476)	1
Purchases, issuances and settlements	-	115
Balance, end of year	$ 11,183	$ 127
Gains or losses included in net income attributable to the change for the year in unrealized gains or losses related to assets still held at the reporting date.	$ (476)	$ 1

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The Company has no financial assets or liabilities that are measured on a non-recurring basis.

NOTE 6 - PAYABLE TO CLEARING BROKER, NET

Amounts receivable from and payable to the Company's clearing broker, SAL, consist of the following at September 30, 2009:

Payable to clearing broker	$ 12,087,227
Monthly trading gain receivable from clearing broker	(927,816)
Interest receivable from clearing broker	(440,963)
Payable to clearing broker, net	$ 10,718,448

NOTE 7 - BORROWING ARRANGEMENTS

The Company may from time to time finance its security positions through a margin account with its clearing broker. The margin account bears interest at a current market rate that fluctuates daily.

On October 10, 2007, the Company entered into a $2,000,000 line of credit agreement with U.S. Bank National Association, which expired on October 31, 2008. Interest on outstanding borrowings was charged at 2% over prime rate. Borrowings under the line were collateralized by all securities and investment property of the Company. The Company is currently in the process of negotiating an extension to the agreement. There was no activity on the line during fiscal year 2009.

NOTE 8 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, under an operating lease that expires April 30, 2011, and calls for escalating monthly lease payments plus additional fees for parking.

Aggregate future rental payments required under the lease follow:

Year ending September 30,	
2010	$ 30,398
2011	18,139
Total future minimum lease payments	$ 48,537

Total rent expense incurred under all operating leases for the year ended September 30, 2009, amounted to $30,619.

NOTE 9 - RELATED PARTY TRANSACTIONS

Total salaries and benefits included in other expenses, that were applicable to partners of an affiliated company, amounted to approximately $113,000 for the year ended September 30, 2009.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has sold securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2009 at the current market values of the related securities and will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company had regulatory net capital of $4,651,093, which was $4,401,093 in excess of its required net capital of $250,000. The Company's percent of aggregate indebtedness to net capital ratio was .03 to 1.

SUPPLEMENTAL SCHEDULES

CURTISWOOD CAPITAL, LLC

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2009

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 7,299,585
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition:	
Deposit at clearing broker "for benefit of customer"	4,690
Not readily marketable securities owned, at estimated fair value	127
Prepaid expenses and other assets	33,752
Furniture and equipment, net	2,809
Total deductions and/or charges	41,378
Net capital before haircuts on securities positions	7,258,207
Haircuts on securities:	
Trading and investment securities	2,054,654
Undue concentration	552,460
Total haircuts on securities	2,607,114
Net Capital	$ 4,651,093
Total aggregate indebtedness	$ 143,858
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 250,000
Excess net capital	$ 4,401,093
Excess net capital at 1000%	$ 4,636,707
Percentage of aggregate indebtedness to net capital	3 %

CURTISWOOD CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2009

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2009

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2009

Reconciliation of the Company's computation (included in Part II of Form X-17A-5 as of September 30, 2009):

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$ 4,418,308
Adjustment to accrued expenses	222,761
Effect of adjustments on haircut calculations	10,024
Net capital, per audited financial statements (and per amended FOCUS report)	$ 4,651,093

CURTISWOOD CAPITAL, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2009

Not applicable.

CURTISWOOD CAPITAL, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

SEPTEMBER 30, 2009

None.

KraftCPAs
PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Curtiswood Capital, LLC (the "Company") as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Executive Committee and Member, management, the SEC, the New York Stock Exchange, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
November 18, 2009

KraftCPAs PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the six-month period ended September 30, 2009, which were agreed to by Curtiswood Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Curtiswood Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Curtiswood Capital, LLC's management is responsible for Curtiswood Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended September 30, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Noted that there were no overpayments applied to the current assessment on Form SIPC-7T.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
November 18, 2009

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-065343 FINRA SEP
CURTISWOOD CAPITAL LLC
104 WOODMONT BLVD STE 200
NASHVILLE TN 37205-2295

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 13,861

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1/14/2009
Date Paid

C. Assessment balance due 13,711

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

E. Total assessment balance and interest due (or overpayment carried forward) $ 13,711

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 13,711

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Curtiswood Capital, LLC
(Name of Corporation, Partnership or other organization)

Mark F. Ebrea
(Authorized Signature)

Dated the 12 day of November, 20 09.

SR. Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 5,667,581

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — 198,006

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 5,865,587

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 53,688

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 69,603

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

______________________________ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 198,006

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — 198,006

Total deductions — 321,297

2d. SIPC Net Operating Revenues — $ 5,544,290

2e. General Assessment @ .0025 — $ 13,861

(to page 1 but not less than $150 minimum)

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, FORM SIPC-7T, AND INDEPENDENT ACCOUNTANTS' REPORTS

SEPTEMBER 30, 2009

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, FORM SIPC-7T, AND INDEPENDENT ACCOUNTANTS' REPORTS

SEPTEMBER 30, 2009

CONTENTS